Exhibit 99.1

New Gold Announces Restart of the Rainy River Mine

TORONTO--(BUSINESS WIRE)--April 3, 2020--New Gold Inc. (“New Gold” or the “Company”) (TSX and NYSE American: NGD) reports that the Rainy River mine has begun a systematic ramp-up of operations following the completion of a voluntary 14-day suspension to adhere to provincial and federal COVID-19 guidelines related to out-of-country travel that impacted a significant portion of the local workforce. As the health and safety of our employees and communities remains our number one priority, operations will steadily ramp-up over the coming weeks with the overarching priority of ensuring we provide the safest possible environment for our employees.

Rainy River Mine management will continue to work with surrounding Indigenous and local communities to implement and coordinate actions that will reduce the risk of the spread of COVID-19. Enhanced precautionary measures relating to COVID-19 have been implemented throughout the operation. For further information see www.newgold.com/covid-19/Rainy-River-Mine/.

The Company will initially utilize the local workforce during a progressive ramp-up of operations. This initial phase will be followed by the gradual reintroduction of the rotational workforce. To ensure the safety of our workforce and our local communities, extra measures have been implemented in accordance with the recommendations of the Ontario Department of Public Health and will be overseen by our onsite Nurse Practitioner. Throughout this period, we remain in constant contact with the Northwestern Health Unit, a division of the Ontario Department of Public Health, to ensure our ongoing compliance with all provincial regulations and measures related to COVID-19.

Additional details of the ramp-up and an update on our mid-term operational plans will be provided along with our first quarter operational update expected to be released in mid-April.

During the 14-day suspension a minimum crew was retained to monitor and maintain essential activities, ensure there was no impact on the environment and fully implement sanitization practices throughout the mine site, camp, and mobile and fixed equipment to ensure a safe working environment for our employees. During this period, the team also advanced preventative maintenance work at the mill facility, stockpiled ore for the ramp-up period, supplied NAG material for the tailings management area and monitored water levels.

New Gold’s Response to COVID-19

New Gold has taken numerous steps to contain and reduce the spread of COVID-19. We are implementing shared action plans and preventative measures, while seeking and considering input from our employees, contractors, and local communities to deliver responsive actions consistent with the broader efforts of minimizing the impact of the COVID-19 virus. For further details of New Gold’s response to COVID-19, please refer to https://www.newgold.com/covid-19/.

The health and safety of our workforce and our communities remains our number one concern and we will support all initiatives that align with that objective.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company with a portfolio of two core producing assets in Canada, the Rainy River and New Afton Mines as well as the 100% owned Blackwater development project. The Company also operates the Cerro San Pedro Mine in Mexico (in reclamation). New Gold’s vision is to build a leading diversified intermediate gold company based in Canada that is committed to environment and social responsibility. For further information on the Company, visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: the Company’s anticipated course of action at the Rainy River mine and the systematic ramp-up of operations; the Company’s ability to reduce the risk of the spread of COVID-19; the timing of the Company’s expected release of additional details of the ramp-up, an update on our mid-term operational plans and our first quarter operational update.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold’s latest annual management’s discussion and analysis (“MD&A”), its most recent annual information form and technical reports on the Rainy River Mine and New Afton Mine filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations other than as set out herein; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the New Afton Mine, Rainy River Mine and Blackwater project being consistent with New Gold’s current expectations, particularly in the context of the outbreak of COVID-19; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) there being no new cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine and the assumption that no additional members of the workforce are expected to be required to self-isolate due to cross-border travel to the United States or any other country; (10) the responses of the relevant governments to the COVID-19 outbreak being sufficient to contain the impact of the COVID-19 outbreak; (11) there being no material disruption to the Company’s supply chains and workforce that would interfere with the Company’s anticipated course of action at the Rainy River mine and the systematic ramp-up of operations; and (12) the Company being able to release of additional details of the ramp-up, an update on our mid-term operational plans and our first quarter operational update on the timing described herein.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements; there being cases of COVID-19 in the Company’s workforce at either the Rainy River or New Afton Mine, or both; the Company’s workforce at either the Rainy River Mine or the New Afton Mine, or both, being required to self-isolate due to cross-border travel to the United States or any other country; the responses of the relevant governments to the COVID-19 outbreak not being sufficient to contain the impact of the COVID-19 outbreak; disruptions to the Company’s supply chain and workforce due to the COVID-19 outbreak; a material economic recession or downturn as a result of the COVID-19 outbreak; the Company not being able to release additional details of the ramp-up, an update on our mid-term operational plans and our first quarter operational update on the timing described herein or at all; difficulties in demobilization or restart of operations due to various factors, including lack of availability of manpower or equipment. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Contacts

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com